UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

AMENDMENT NO. 2

ProPhase Labs, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

74345W 10 8

(CUSIP Number)

Herbert Kozlov, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, New York 10022

(212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

CUSIP No: 74345W 10 8

1.	NAME OF REPORTING PERSON:

Mark Leventhal
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions):
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	881,980

	8.	SHARED VOTING POWER	180,000 (1)

	9.	SOLE DISPOSITIVE POWER	881,980

	10.	SHARED DISPOSITIVE POWER	180,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,061,980 shares of common stock (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)
[X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	6.2% (2)

14.	TYPE OF REPORTING PERSON (See Instructions)	IN

(1) Includes 180,000 shares held by the Mark S & Donna R Leventhal Family Foundation Inc., a charitable foundation controlled by the reporting person and his wife. The reporting person disclaims beneficial ownership of such 180,000 shares of common stock except to the extent of his pecuniary interest therein.

(2) Calculated based on 17,080,776 shares of common stock outstanding as of November 12, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed on November 13, 2015.

Introductory Note:

This Amendment No. 2 amends and supplements the Statement on Schedule 13D filed by Mark Leventhal (the “Reporting Person”) on August 27, 2015 (the “Original Schedule 13D”), Amendment No. 1 filed November 25, 2015 and to the extent specifically set forth below. Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0005 per share (“Common Stock”), of ProPhase Labs, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 621 North Shady Retreat Road, Doylestown, PA 18901.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

The Reporting Person acquired a total of 13,300 shares and 948 shares of Common Stock in open market transactions on the Nasdaq Global Market on November 27, 2015 and November 30, 2015, respectively, for aggregate consideration of $22,018 (exclusive of commissions) as previously reported on Form 4 filed on November 30, 2015. All of the purchases were made with the Reporting Person’s personal funds.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)-(b) The Reporting Person may be deemed to beneficially own 1,061,980 shares of Common Stock. Based on 17,080,776 shares of Common Stock outstanding as of November 12, 2015, such ownership represents 6.2% of the issued and outstanding shares of the Issuer. The Reporting Person has (i) sole power to vote 881,980 shares of Common Stock and (ii) sole power to dispose of 881,980 shares of Common Stock.

(c) The Reporting Person purchased 13,300 shares of Common Stock at a weighted average price per share of $1.55 on November 27, 2015 in the open market. The Reporting Person purchased an additional 948 shares of Common Stock at a weighted average price per share of $1.48 on November 30, 2015 in the open market.

(d) The report includes 180,000 shares of Common Stock held by the Mark S & Donna R Leventhal Family Foundation Inc., a charitable foundation controlled by the reporting person and his wife. No person or entity other than the reporting person, his wife, and the foundation is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2015

By:	/s/ Mark Leventhal
Mark Leventhal